CERTIFICATE OF DESIGNATION

OF

6.00% SERIES A NONCUMULATIVE CONVERTIBLE
PREFERRED STOCK

OF

FIRST COMMUNITY BANCSHARES, INC.

I, Robert L. Buzzo, the duly appointed Secretary of First Community Bancshares, Inc. (the “Corporation”), a corporation organized and existing under the laws of the State of Nevada, hereby certify that the following resolutions were duly adopted by the Board of Directors of the Corporation pursuant to authority conferred by the Corporation’s Articles of Incorporation, as amended (the “Articles of Incorporation”), at a meeting thereof duly held on April 26, 2011:

RESOLVED, that pursuant to the authority expressly vested in the Board of Directors of the Corporation by Article Fourth of its Articles of Incorporation, the Board of Directors hereby authorizes this Certificate of Designation (the “Certificate”) that is to be filed by the Corporation with the Secretary of State of the State of Nevada creating a series of Preferred Stock of the Corporation with the following preferences, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption:

1.           Designation.  The distinctive designation of the series of Preferred Stock established hereby shall be the “6.00% Series A Noncumulative Convertible Preferred Stock” (the “Series A Preferred Stock”).

2.           Number of Authorized Shares.  The total number of authorized shares of Series A Preferred Stock shall be 25,000 shares, $0.01 par value per share.  The number of authorized shares of Series A Preferred Stock may from time to time be decreased (but not below the number then outstanding) by the Board of Directors.

3.           Dividends.

(a)           The holders of the Series A Preferred Stock (“Holders”) shall be entitled to receive, when, as and if declared by the Corporation’s Board of Directors, out of funds of the Corporation legally available therefor, cash dividends at the rate of 6.00% per annum of the $1,000 stated value per share (the “Stated Value”), or $60.00 per share of Series A Preferred Stock annually.  Such dividends shall be payable quarterly in arrears on February 15, May 15, August 15 and November 15 of each year, commencing on August 15, 2011 (each, a “Dividend Payment Date”).  If a Dividend Payment Date is not a Business Day (as defined below), then the dividend that otherwise would have been payable on such Dividend Payment Date may be paid on the next succeeding Business Day with the same force and effect as if paid on the Dividend Payment Date, and no interest or additional dividends or other sums shall accrue or be payable on the amount so payable from the Dividend Payment Date to such next succeeding Business Day.  A “Business Day” means any day, other than a Saturday or a Sunday, that is neither a legal holiday nor a day on which banking institutions in the Commonwealth of Virginia are authorized or required by law, regulation or executive order to close.  The amount of any dividend payable on the Series A Preferred Stock for any full Dividend Period or any partial Dividend Period shall be prorated and computed and paid on the basis of a 360-day year and the actual number of days elapsed in the relevant Dividend Period (it being understood that the initial dividend payable on August 15, 2011, if declared, may be for less than a full Dividend Period and will reflect dividends accumulated from and including the Original Issue Date through and including August 15, 2011).  A “Dividend Period” shall mean the period from and including the original date of issuance of the Series A Preferred Stock (the “Original Issue Date”) to and including the first Dividend Payment Date, and each subsequent period from and excluding a Dividend Payment Date to and including the next succeeding Dividend Payment Date.  Declared dividends will be payable to Holders of record as they appear in the shareholder records of the Corporation at the close of business on the applicable record date, which shall be the last day of the calendar month preceding the month in which the Dividend Payment Date falls (each, a “Dividend Record Date”).

(b)           Dividends payable on the Series A Preferred Stock shall not accumulate.

(c)           No dividends on the Series A Preferred Stock shall be declared by the Corporation’s Board of Directors or paid or set apart for payment by the Corporation at such time as the terms and provisions of any agreement of the Corporation, including any agreement relating to its indebtedness and any related waiver or amendment thereto, prohibits such declaration, payment or setting apart for payment or provides that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration or payment is restricted or prohibited by law.

(d)           Except as provided in Section 3(e) below, unless dividends on the Series A Preferred Stock for the then current Dividend Period shall have been or are declared and paid in cash, and the Corporation has declared and paid dividends in cash on each Dividend Payment Date for the preceding six (6) Dividend Periods, no dividends shall be declared by the Corporation’s Board of Directors or paid or set apart for payment by the Corporation, and no other distribution of cash or other property may be declared or made, directly or indirectly, on or with respect to any shares of the Corporation’s common stock, $1.00 par value per share (the “Common Stock”), or shares of any other class or series of the Corporation’s capital stock ranking, as to dividends, junior to the Series A Preferred Stock (other than a dividend paid in shares of Common Stock or in shares of any other class or series of the Corporation’s capital stock ranking junior to the Series A Preferred Stock as to dividends and upon liquidation) on the related Dividend Payment Date or during the immediately succeeding Dividend Period, nor shall any shares of Common Stock, or any other shares of capital stock of the Corporation ranking, as to dividends or upon liquidation, on a parity with (“Parity Shares”), or junior to, the Series A Preferred Stock, be redeemed, purchased or otherwise acquired for any consideration (nor shall any funds be paid to or made available for a sinking fund for the redemption or retirement, purchase or reduction of any such shares) by the Corporation (except by conversion into or exchange for other shares of Corporation capital stock ranking junior to the Series A Preferred Stock as to dividends and upon liquidation) on such Dividend Payment Date or during the immediately succeeding Dividend Period.

(e)           When dividends are not paid in full (or a sum sufficient for such full payment is not set apart by the Corporation) upon the Series A Preferred Stock and any other series of preferred stock issued by the Corporation ranking on a parity as to dividends with the Series A Preferred Stock, if any, all dividends declared upon the Series A Preferred Stock and any such other series of Parity Shares shall be declared pro rata so that the amount of dividends declared per share of Series A Preferred Stock and such other series of Parity Shares shall in all cases bear to each other the same ratio that the dividends per share on the Series A Preferred Stock and such other series of Parity Shares bear to each other.

(f)           All dividends paid with respect to shares of the Series A Preferred Stock shall be paid pro rata to the Holders of such shares entitled thereto.  Holders shall not be entitled to any dividend, whether payable in cash, property or shares of any class or series of capital stock (including the Series A Preferred Stock), in excess of the dividends on the Series A Preferred Stock as provided herein.

4.           Liquidation Preference.

(a)           Upon any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Corporation (each, a “Liquidation”), the Holders shall be entitled to be paid out of the assets of the Corporation legally available for distribution to its shareholders a liquidation preference of $1,000.00 per share of Series A Preferred Stock, subject to adjustment from time to time pursuant to Section 7, plus all declared and accrued and unpaid dividends since the last Dividend Payment Date with respect to such shares of Series A Preferred Stock without interest to the date fixed for such Liquidation (the “Liquidation Preference”), before any distribution or payment shall be made to holders of shares of Common Stock or any other class or series of capital stock of the Corporation ranking junior to the Series A Preferred Stock as to liquidation rights.  In the event that, upon such Liquidation, the available assets of the Corporation are insufficient to pay the amount of the liquidating distributions on all outstanding shares of Series A Preferred Stock and the corresponding amounts payable on all Parity Shares, if any, having the same Liquidation Preference, then the Holders and all other such classes or series of Parity Shares shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled, and the Holders will not be entitled to any further participation in any distribution of assets by the Corporation.

(b)           Written notice of any Liquidation, stating the payment date or dates and the place or places on and at which the amounts distributable as a result thereof shall be payable, shall be given by first class mail, postage paid, not less than 30 nor more than 60 days prior to the first payment date stated therein, to each record Holder at the respective addresses of such Holders as they appear on the Corporation’s stock transfer records.

(c)           After payment to the Holders of the full liquidation amounts provided in this Section 4, the Holders, as such, will have no right or claim to any of the remaining assets of the Corporation.

(d)           Neither the sale, conveyance, exchange or transfer (for cash, shares of stock, other securities or other consideration) of all or substantially all the assets or business of the Corporation (other than in connection with a Liquidation of the Corporation) nor the merger or consolidation of the Corporation into or with any other entity shall be deemed to be a Liquidation for the purposes of this Section 4; provided, however, that if, in connection with a cash merger or other cash transaction, the cash receivable in exchange for or upon the conversion of each share of the Series A Preferred Stock would be less than the Liquidation Preference, then such cash merger or transaction shall be treated as a Liquidation of the Corporation, with the rights as provided in Section 4(a).

5.           Voting Rights.

(a)           Holders shall not have any voting rights, except as set forth in this Certificate and as otherwise required by the laws of the State of Nevada from time to time.

(b)           So long as any shares of Series A Preferred Stock remain outstanding, the Corporation shall not: (i) without the affirmative vote or consent of the Holders of a majority of the total outstanding shares of Series A Preferred Stock and of any Parity Shares, if any, given in person or by proxy, either in writing or at a meeting (voting together as a single class with all other series of Parity Shares of the Corporation upon which like voting rights have been conferred or are exercisable without regard to series), authorize or create any class or series of shares of capital stock ranking senior to the Series A Preferred Stock with respect to payment of dividends or the distribution of assets upon the Liquidation of the Corporation, or reclassify any authorized shares of capital stock of the Corporation into such shares, or create, authorize or issue any obligation or security convertible into, exchangeable for, or evidencing the right to purchase any shares of capital stock ranking senior in priority to the Series A Preferred Stock; or (ii) without the affirmative vote or consent of the Holders of a majority of the outstanding Series A Preferred Stock, voting as a separate class, amend, alter or repeal the provisions of, or add any provision to, the Articles or this Certificate, whether by merger, consolidation, statutory share exchange or sale, transfer or conveyance of all or substantially all of its assets, or otherwise, so as to materially and adversely affect any right, preference, privilege or voting or other powers of the shares of Series A Preferred Stock or the Holders thereof; and provided, further, that the creation or issuance of any class or series of shares of the capital stock of the Corporation which ranks senior to the Series A Preferred Stock with respect to the payment of dividends or distributions of assets upon Liquidation shall be deemed to materially and adversely affect such rights, preferences, privileges or voting or other powers of shares of Series A Preferred Stock, and the Holders shall have the right to vote on any such creation or issuance as a separate class.

(c)           On each matter submitted to a vote of the Holders in accordance with Section 5(b), or as otherwise required by law, each share of Series A Preferred Stock shall be entitled to one vote, except that when any other series of preferred stock of the Corporation has the right to vote with the Series A Preferred Stock as a single class on any matter, the Series A Preferred Stock and such other series shall have with respect to such matters, the aggregate number of votes in the same proportion to all votes of preferred stock as the total Liquidation Preference of all shares of the Series A Preferred Stock bears to the aggregate liquidation preference of all outstanding shares of preferred stock.  With respect to each share of Series A Preferred Stock, the Holder thereof may designate a proxy, with each such proxy having the right to vote on behalf of the Holder.

6.           Conversion.

(a)           Subject to any applicable regulatory approvals, each share of Series A Preferred Stock may be converted at any time into 69 shares of Common Stock, subject to adjustment as provided in Section 7 below (the “Conversion Shares”); provided, however, that cash shall be paid in lieu of any fractional share of Common Stock as provided in Section 6(e) below.

(b)           The conversion right of a Holder pursuant to Section 6(a) above shall be exercised by the Holder by the delivery to the Corporation at any time during usual business hours at the Corporation’s principal place of business of a written notice to the Corporation that the Holder elects to convert the number of its shares of the Series A Preferred Stock specified in such notice.  If the shares of the Series A Preferred Stock that the Holder wishes to convert are represented by one or more physical certificates, the Holder shall be required to surrender such physical certificate or certificates to the Corporation.  Upon receipt by the Corporation of such physical certificate, the shares of Common Stock and any cash in lieu of any fractional share due to such Holder surrendering physical certificates shall be delivered to the Holder and each surrendered physical certificate shall be canceled and retired.  Immediately prior to the close of business on the date of receipt by the Corporation or its duly appointed transfer agent, if any, of notice of conversion of shares of the Series A Preferred Stock, each converting Holder shall be deemed to be the holder of record of Common Stock issuable upon conversion of such Holder’s shares of Series A Preferred Stock notwithstanding that the share register of the Corporation shall then be closed or that, if applicable, physical certificates representing such Common Stock shall not then be actually delivered to such Holder.  On the date of any conversion, all rights of any Holder with respect to the shares of the Series A Preferred Stock so converted, including the rights, if any, to receive distributions of the Corporation’s assets (including, but not limited to, the Liquidation Preference) or notices from the Corporation, will terminate, except only for the rights of any such Holder to (i) receive physical certificates (if applicable) for the number of whole shares of Common Stock into which such shares of the Series A Preferred Stock have been converted and any cash in lieu of any fractional share as provided in Section 6(e), and (ii) exercise the rights to which he, she or it is entitled as a holder of Common Stock into which such shares of the Series A Preferred Stock have been converted.

(c)           Subject to any applicable regulatory approval, each share of Series A Preferred Stock that has not been converted into Conversion Shares prior to May 20, 2016, shall be mandatorily converted into 69 Conversion Shares, subject to adjustment as provided in Section 7 below; provided, however, that cash shall be paid in lieu of any fractional share of Common Stock as provided in Section 6(e) below.

(d)           On May 20, 2016, each Holder of Series A Preferred Stock shall be deemed to be the holder of record of Common Stock issuable upon conversion of such Holder’s shares of Series A Preferred Stock notwithstanding that the share register of the Corporation shall then be closed or that, if applicable, physical certificates representing such Common Stock shall not then be actually delivered to such Holder.  On May 20, 2016, all rights of any Holder with respect to the shares of the Series A Preferred Stock, including the rights, if any, to receive distributions of the Corporation’s assets (including, but not limited to, the Liquidation Preference) or notices from the Corporation, will terminate, except only for the rights of any such Holder to (i) receive physical certificates (if applicable) for the number of whole shares of Common Stock into which such shares of the Series A Preferred Stock have been converted and any cash in lieu of any fractional share as provided in Section 6(e), and (ii) exercise the rights to which he, she or it is entitled as a holder of Common Stock into which such shares of the Series A Preferred Stock have been converted.

(e)           No fractional shares or securities representing fractional shares of Common Stock shall be issued upon any conversion of any shares of the Series A Preferred Stock.  If more than one share of the Series A Preferred Stock held by the same Holder shall be subject to conversion at one time, the number of full shares of Common Stock issuable upon conversion thereof shall be computed on the basis of the aggregate Liquidation Preference of all of such shares of the Series A Preferred Stock as of the conversion date.  If the conversion of any share or shares of the Series A Preferred Stock results in a fraction, an amount equal to such fraction multiplied by the last reported sale price of the Common Stock on such national securities exchange or automated quotation system on which the Common Stock is then listed or authorized for quotation or, if the Common Stock is not so listed or authorized for quotation, an amount determined in good faith by the Corporation’s Board of Directors to be the fair value of the Common Stock at the close of business on the trading day immediately preceding the conversion date, shall be paid to such Holder in cash by the Corporation.

(f)           The Corporation shall reserve out of the authorized but unissued shares of its Common Stock sufficient shares of such Common Stock to provide for the conversion of shares of Series A Preferred Stock from time to time as such shares of Series A Preferred Stock are presented for conversion.  The Corporation shall take all action necessary so that all Conversion Shares will upon issue be validly issued, fully paid and nonassessable, and free from all liens and charges in respect of the issuance or delivery thereof.

7.           Adjustments to Conversion Shares.  The number of Conversion Shares shall be subject to adjustment as follows:

(a)          In case the Corporation shall at any time or from time to time:

(i)           pay a dividend (or other distribution) payable in shares of Common Stock on any class of capital stock (which, for purposes of this Section 7 shall include, without limitation, any dividends or distributions in the form of options, warrants or other rights to acquire capital stock) of the Corporation (other than the issuance of shares of Corporation Common Stock in connection with the conversion of the Series A Preferred Stock and other than pursuant to any dividend reinvestment plan or employee or director incentive or benefit plan or arrangement of Corporation, including any employment, severance or consulting agreement);

(ii)          subdivide the outstanding shares of Common Stock into a larger number of shares;

(iii)         combine the outstanding shares of Common Stock into a smaller number of shares; or

(iv)         issue any shares of capital stock in a reclassification of the Common Stock;

then, and in each such case, the number of Conversion Shares in effect immediately prior to such event shall be adjusted (and any other appropriate actions shall be taken by the Corporation) so that the Holder of shares of Series A Preferred Stock thereafter surrendered for conversion shall be entitled to receive the number of shares of Common Stock that such Holder would have owned or would have been entitled to receive upon or by reason of any of the events described above, had such share of the Series A Preferred Stock been converted into shares of Common Stock immediately prior to the occurrence of such event. An adjustment made pursuant to this Section 7(a) shall become effective retroactively (x) in the case of any such dividend or distribution, to the day immediately following the close of business on the record date for the determination of holders of Common Stock entitled to receive such dividend or distribution or (y) in the case of any such subdivision, combination or reclassification, to the close of business on the day upon which such corporate action becomes effective.

(b)          Notwithstanding anything herein to the contrary, no adjustment under this Section 7 need be made to the number of Conversion Shares unless such adjustment would require an increase or decrease of at least 1% of the number of Conversion Shares then in effect.  Any lesser adjustment shall be carried forward and shall be made at the time of and together with the next subsequent adjustment, if any, which, together with any adjustment or adjustments so carried forward, shall amount to an increase or decrease of at least 1% of such number of Conversion Shares.

(c)          Upon any increase or decrease in the number of Conversion Shares pursuant to this Section 7, the Corporation promptly shall deliver to each Holder an Officers’ Certificate describing in reasonable detail the event requiring the increase or decrease in the number of Conversion Shares and the method of calculation thereof and specifying the increased or decreased number of Conversion Shares in effect following such adjustment.

(d)          For purposes of this Section 7, the number of shares of the Common Stock at any time outstanding shall not include shares held in treasury of the Corporation.

8.           Optional Redemption by the Corporation.

(a)           Shares of Series A Preferred Stock shall not be redeemable, in whole or in part, by the Corporation prior to May 20, 2014 (the “Redemption Availability Date”).  On and after such Redemption Availability Date, the Corporation may, at its option and subject to prior approval of the Board of Governors of the Federal Reserve System or its delegee (or any successor regulatory authority) (the “Federal Reserve”), redeem the shares of Series A Preferred Stock at any time and from time to time, in whole or in part, at a price per share (the “Redemption Price”), payable in cash, of the Liquidation Preference per preferred share, together with all accrued but unpaid dividends since the last scheduled Dividend Payment Date on the date fixed for redemption (the “Redemption Date”), to the fullest extent the Corporation has funds legally available therefor.  The Series A Preferred Stock will not be subject to any sinking fund or mandatory redemption provisions.

(b)           A notice of redemption shall be mailed by the Corporation, postage paid, not more than 60 days prior to the Redemption Date, to each record Holder of shares of Series A Preferred Stock at the respective addresses of such Holders as they appear on the Corporation’s stock transfer records.  In addition to any information required by law, such notice shall state: (i) the Redemption Date; (ii) the number of shares of Series A Preferred Stock to be redeemed; (iii) the Redemption Price; and (iv) the place or places where certificates for such shares are to be surrendered for payment of the Redemption Price. If fewer than all the shares of Series A Preferred Stock held by any Holder are to be redeemed, the notice mailed to such Holder shall also specify the number of shares of Series A Preferred Stock to be redeemed from such Holder.  No failure to provide such notice or any defect therein or in the mailing thereof shall affect the validity of the proceedings for the redemption of any shares of Series A Preferred Stock, except as to the Holder to whom the Corporation has failed to give notice or except as to the Holder to whom notice was defective.  In order to facilitate the redemption of shares of Series A Preferred Stock, the Corporation’s Board of Directors may fix a record date for the determination of the shares of Series A Preferred Stock to be redeemed, such record date not to be less than 30 or more than 60 days prior to the date fixed for such redemption.  Nothing contained herein shall preclude a Holder from exercising his or her conversion right pursuant to Section 6(a) hereof on any day prior to the Redemption Date.

(c)           All shares of the Series A Preferred Stock redeemed or repurchased pursuant to this Section 8 shall be retired and canceled and shall not be available for reissuance.

9.           Consolidation, Merger or Sale of Assets.  In the event of any consolidation or merger of the Corporation with or into another entity or any merger of another entity with or into the Corporation (other than a consolidation or merger in which the Corporation is the resulting or surviving entity and which does not result in any reclassification or change of outstanding Common Stock), or in the event of any sale, lease or other disposition to another entity of all or substantially all of the assets of the Corporation (computed on a consolidated basis) (any of the foregoing, a “Transaction”), each share of the Series A Preferred Stock then outstanding shall, without the consent of any Holder, become convertible at any time, at the option of the Holder thereof, only into the kind and amount of securities (of the Corporation or another issuer), cash and other property receivable upon such Transaction by a holder of the number of shares of Common Stock into which such share of the Series A Preferred Stock could have been converted immediately prior to such Transaction, after giving effect to any adjustment event.  The provisions of this Section 9 and any equivalent thereof in any such securities similarly shall apply to successive Transactions.  The provisions of this Section 9 shall be the sole right of the Holders in connection with any Transaction and such Holders shall have no separate vote thereon.

10.         Ranking.  In respect of rights to the payment of dividends and the distribution of assets in the event of any Liquidation of the Corporation, the shares of the Series A Preferred Stock shall rank senior and prior to the Common Stock and to any other shares of capital stock of the Corporation, subject to any Parity Shares which may be issued from time to time or to any senior securities to the extent approved by the affirmative vote of the Series A Preferred Stock required by Section 5 above.  The Series A Preferred Stock will rank junior to all of the Corporation’s indebtedness.

11.         Headings, etc.  The headings hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.  The words “include,” “including” and derivatives thereof shall be without limitation by reason of enumeration or otherwise, the singular shall include the plural and vice versa.

12.         Severability of Provisions.  If any preferences or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of the shares of Series A Preferred Stock set forth in this Amendment are invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, all other preferences or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications or terms or conditions of redemption of the shares of Series A Preferred Stock set forth in this Certificate of Designation that can be given effect without giving effect to the invalid, unlawful or unenforceable provision shall, nevertheless, remain in full force and effect and no preferences or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of the shares of Series A Preferred Stock herein set forth shall be deemed dependent upon any other provision hereof unless so expressed herein.

13.         No Preemptive Rights.  Holders of Series A Preferred Stock shall not be entitled to preemptive rights to subscribe for or acquire any unissued shares of the Corporation’s preferred stock of any class or series (whether now or hereafter authorized) or securities of the Corporation convertible into or carrying a right to subscribe to or acquire shares of the Corporation’s preferred stock of any class or series.

IN WITNESS WHEREOF, the Corporation has authorized and caused this Certificate to be executed by its Chief Executive Officer and attested to by its Secretary, as of this 20th day of May 2011.

Attest:		FIRST COMMUNITY BANCSHARES, INC.

By:	/s/ Robert L. Buzzo	By:	/s/ John M. Mendez
	Robert L. Buzzo		John M. Mendez
	Secretary		President and Chief Executive Officer